

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2017

Joseph R. Massaro
Chief Financial Officer
Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Automotive PLC**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 6, 2017**
> **File No. 001-35346**

Dear Mr. Massaro:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure